

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Melanie Vinson
Chief Legal Officer
Confluent, Inc.
899 W. Evelyn Avenue
Mountain View, California 94041

      Re: Confluent, Inc.
          Amendment No. 1 Draft Registration Statement on Form S-1
          Submitted May 6, 2021
          CIK No. 0001699838

Dear Ms. Vinson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 6, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Common Stock Valuations, page 105

1.   We are continuing to evaluate your response to prior comment 7 and may have additional comments when you determine the fair value of the awards granted subsequent to March 31, 2021.

Business
Our Customers, page 125

2.	We note your response to prior comment 8 that you disclose the number of Fortune 500 customers to support your assertion that one of the company's competitive strengths is that it serves leading enterprises. Given that you highlight this subset of customers in several sections of the filing, please provide appropriate context by disclosing the percentage of revenue or percentage of ARR generated by these customers.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Deferred Contract Acquisition Costs, page F-12

3.	We note from your response to prior comment 10 that for revenue arrangements through marketplace vendors, the Company pays fees calculated as a percentage of the sales contract to the end customer, which are recorded in cost of revenue. Please explain why these fees do not qualify for capitalization pursuant to the guidance in ASC 340-40. Quantify the fees paid to market place venders for each period presented. Tell us who is the customer in these arrangements and how you considered the guidance in ASC 606-10-32-25. In addition, please describe your revenue arrangements through the reseller channel and explain how resellers are compensated.

Revenue, page F-14

4.	We note your response to prior comment 14. Describe in greater detail the other features only available through purchase of a Confluent Platform subscription ("Proprietary Features"). Help us better understand why the right to use other features represents a license that has significant standalone functionality and is capable of being distinct. Please tell us the amount of revenue allocated to the underlying software license and PCS for each period presented.

Note 10. Revenue, page F-28

5.	We note your response to prior comment 17. Please explain in greater detail how your disclosures meet the objective of depicting how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. In this respect, disaggregation of your revenue by the timing of the goods or services and sales channel appears to be information that will be beneficial to users of the financial statements.

	You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Milson Yu